QUANTUM CORPORATION
10770 E. Briarwood Avenue
Centennial, CO 80112
November 19, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Marion Graham

Re:	Quantum Corporation - Registration Statement – Form S-1
File No. 333- 291568
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quantum Corporation (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-1 (File No. 333-291568) (the “Registration Statement”) be declared effective on November 21, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of James J. Masetti and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes each of James J. Masetti and Julie Park of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event with Julie Park at (650) 233-4067, or in her absence, James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4754.
[Signature Page Follows]

Sincerely,

QUANTUM CORPORATION

By:	/s/ Laura A. Nash
Laura A. Nash
Chief Accounting Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	James J. Masetti
Julie Park